SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 04 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

June 4, 2010  (14:00 BST)

LMRP CONTAINMENT OPERATION DEPLOYED

BP announced today that oil and gas is being received onboard the Discoverer Enterprise following the successful placement of a containment cap on top of the Deepwater Horizon's failed blow-out preventer (BOP). This follows the cutting and removal of the riser pipe from the top of the BOP's lower marine riser package (LMRP).

It is expected to take one or more days for flow rates of oil and gas to stabilize and it is not possible at this stage to estimate how much oil and gas will be captured by this containment system.

All of these operations are complex, involve risks and uncertainties, and have to be carried out by remotely operated vehicles (ROVs) at 5,000 feet under water. Systems such as the LMRP containment cap never before have been deployed at these depths and conditions. The containment system's efficiency, continued operation, and ability to contain the oil and gas cannot be assured.

Preparations continue for the planned enhancements to the containment system as announced on June 1. Work continues on the first relief well, which started on May 2, and the second relief well, which started on May 16. Both wells are still estimated to take around three months to complete from commencement of drilling.

BP Press Office London +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse
www.deepwaterhorizonresponse.com

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary